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AD 2/21

SECUI 08026089 MISSION

SEC Mail Processing Section
FEB 2 0 2008
Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldstream Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One 100th Avenue, NE, Suite 102
(No. and Street)

Bellevue	Washington	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Fitzwilson (425) 283-1600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Fitzwilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldstream Securities, Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE HELLER
COMMISSION EXPIRES
NOTARY
PUBLIC
4-08-11
STATE OF WASHINGTON

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coldstream Securities, Inc.

Form X-17A-5 Part IIA of the

Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2007

Coldstream Securities, Inc.

Form X-17A-5 Part IIA of the
Focus Report of the Securities and Exchange Commission
Table of Contents

Year Ended December 31, 2007

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldstream Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 4, 2008

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

ASSETS

December 31, 2007		
Cash and cash equivalents	$	298,974
Other assets		4,070
Total assets	$	303,044

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	12,000
Due to related party		39,000
Subordinated borrowings		23,928
Total liabilities		74,928
Total shareholder's equity		228,116
Total liabilities and shareholder's equity	$	303,044

Coldstream Securities, Inc.
Statement of Operations

Year Ended December 31, 2007	
Revenue	
Placement fee revenue	$ 243,154
Expenses	
Professional services	23,056
Licenses and permits	9,692
Administrative fees	37,500
Miscellaneous	1,064
Total operating expenses	71,312
Other income (expense)	
Interest income	9,995
Interest expense	(1,499)
Other income	35,000
	43,496
Net income before income taxes	215,338
Income tax expense	(39,000)
Net income	$ 176,338

	Common stock, no par; 112 shares authorized				
	Number of shares issued and outstanding	Amount	Additional paid-in capital	Retained earnings (deficit)	Total shareholder's equity
Balance at January 1, 2007	112	$ 10,000	$ 63,000	($ 71,222)	$ 1,778
Capital contributions			50,000		50,000
Net income				176,338	176,338
Balance at December 31, 2007	112	$ 10,000	$ 113,000	$ 105,116	$ 228,116

Balance at January 1, 2007	$	23,928
Activity during 2007		-0-
Balance at December 31, 2007	$	23,928

Year Ended December 31, 2007		
Cash flows from operating activities		
Net income	$	176,338
Adjustments to reconcile net income to net cash provided by operating activities		
Placement fees receivable		25,038
Other assets	(	1,237)
Accounts payable and accrued expenses	(	32,151)
Due to related party		39,000
Net cash provided by operating activities		206,988
Cash flows from financing activities		
Capital contribution		50,000
Net increase in cash and cash equivalents		256,988
Cash and cash equivalents at beginning of year		41,986
Cash and cash equivalents at end of year	$	298,974
Supplemental disclosures of cash flow information		
Cash paid during year for interest	$	781
Cash paid during the year for income taxes	$	-0-

YEAR ENDED DECEMBER 31, 2007

1. Line of business and significant accounting policies

Line of business
Coldstream Securities, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker and dealer services relative to private placements and mutual funds to customers throughout the United States. The Company is an Oregon Corporation that is a wholly-owned subsidiary of Coldstream Holdings, Inc. ("Parent") and operates from their office in Bellevue, Washington.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Placement fee revenues are fees received for the referral of an investor to a limited partnership and are recognized based on the terms of the closing agreement of each transaction.

Cash and cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Concentration of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Income taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $237,675 which was $232,675 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .21 to 1

3. Subordinated borrowing

The borrowing under a subordination agreement is from the Company's Parent and bears interest at 7% per annum. The loan is payable along with any unpaid, accrued interest, on March 1, 2011.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Furthermore, repayments of the loan require prior written approval of FINRA.

4. Related party transactions

The Company paid its Parent $3,125 per month in 2007 for administrative fees including rent, telephone and other miscellaneous expenses under an expense sharing agreement.

Due to related party at December 31, 2007 is for federal income taxes filed at the Parent's consolidated level.

5. Income taxes

At the end of 2006, the Company had a deferred tax asset of $10,650 due to a net operating loss carry forward of $71,000. Due to the uncertainty of its realization, the deferred tax asset was offset by a valuation allowance of the same amount.

During 2007, the Company reduced the valuation allowance by $10,650 and utilized the benefit of the net operating loss carry forward. The expected tax expense of $67,000 that would result from applying federal statutory tax rates to the pretax income of $215,338 differs from amounts reported in the financial statements because of the decrease in the valuation allowance and utilization of the net operating loss carry forward.

SUPPLEMENTARY INFORMATION

Coldstream Securities, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital		
Total shareholder's equity	$	228,116
Add		
Liabilities subordinated to claims of creditors		23,928
Excess fidelity bond deductible	(	5,000)
		247,044
Less nonallowable assets		
Other assets		4,070
Net capital before haircut		242,974
Less haircut		5,299
Net capital	$	237,675
Aggregate indebtedness		
Accounts payable and accrued expenses	$	51,000
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	232,675
Excess of net capital at 1,000%	$	232,575
Ratio of aggregate indebtedness to net capital		0.21 to 1
Reconciliation with Company's computation		
Net capital, as originally reported in the Company's Part IIA (unaudited)	$	276,675
Adjustment for accrued income tax expense	(	39,000)
Net capital per above	$	237,675

YEAR ENDED DECEMBER 31, 2007

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

In planning and performing our audit of the financial statements of Coldstream Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007, to meet the SEC's objectives.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 4, 2008

END